UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012 (Report no. 2)

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

16 Hatidhar Street, Raanana 43652, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

Results of 2012 Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders of the Registrant held on December 31, 2012, the shareholders approved the proposals to reelect Eric Paneth and Izhak Tamir to the board of directors, to reelect Yiftach Atir and Liat Hadad as external directors, to reappoint Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as independent auditors, and to increase the authorized share capital to 90,000,000 ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

	By:	/s/ Aviv Boim
Date: January 1, 2013		Aviv Boim, CEO